**Sibanye Stillwater Limited**
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

**Website:** www.sibanyestillwater.com

# MARKET RELEASE

## Dealings in securities by an Associate of a Director

**Johannesburg, 18 September 2024:** Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:

| | |
|---|---|
| Name | **Keith Alfred Rayner** |
| Position | Independent non-executive Director |
| Company | Sibanye-Stillwater |
| Class of security | Ordinary shares |
| Transaction date | 17 September 2024 |
| Number of shares | 5,000 |
| Price per share | R18.34 |
| Total value | R91,700.00 |
| Nature of transaction | An on-market acquisition of Sibanye-Stillwater securities by K A Rayner Presentations CC, an associate of a Director |
| Nature of interest | Indirect beneficial for K A Rayner |

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

***About Sibanye-Stillwater***

*Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.*

*Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.*

**Investor relations contact:**
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

*LinkedIn: https://www.linkedin.com/company/sibanye-stillwater*
*Facebook: https://www.facebook.com/SibanyeStillwater*
*YouTube: https://www.youtube.com/@sibanyestillwater/videos*
*Twitter: https://twitter.com/SIBSTILL*

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited